                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                                  CCAIR, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   124868100
                                 (CUSIP Number)

                               George Murnane III
                         65 East 96th Street, Apt. 14A
                           New York, New York  10128
                                 (212) 831-0496
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 11, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 12 Pages
                        Exhibit Index Appears on Page 12

CUSIP No. 124868100               SCHEDULE 13D                Page 2 of 12 Pages

--------------------------------------------------------------------------------
  1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons
      Barlow Partners, L.P.

      Applied For
-------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)          OO - Partnership Contributions

--------------------------------------------------------------------------------
  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization        Texas
--------------------------------------------------------------------------------
                   (7)  Sole Voting Power         510,200(1) - See Responses to
      Number of                                   Items 5 and 6
      Shares Bene- -------------------------------------------------------------
      ficially     (8)  Shared Voting Power             -0-
      Owned by     -------------------------------------------------------------
      Each         (9)  Sole Dispositive Power    510,200(1) - See Responses to
      Reporting                                   Items 5 and 6
      Person With  -------------------------------------------------------------
                   (10) Shared Dispositive Power        -0-
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person     510,200

--------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11)        6.6%

--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions)               PN
--------------------------------------------------------------------------------

      (1) The voting and dispositive power with respect to the shares of Common Stock held by Barlow Partners, L.P. ("Barlow Partners") may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Barlow Partners, as further described in Item 6 hereof.

CUSIP No. 124868100               SCHEDULE 13D                Page 3 of 12 Pages

--------------------------------------------------------------------------------
  1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons
      George Murnane III


--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)          Not Applicable

--------------------------------------------------------------------------------
  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------
                   (7)  Sole Voting Power        -0-
      Number of    -------------------------------------------------------------
      Shares Bene- (8)  Shared Voting Power       510,200(1) - See Responses to
      ficially                                    Items 5 and 6
      Owned by     -------------------------------------------------------------
      Each         (9)  Sole Dispositive Power          -0-
      Reporting    -------------------------------------------------------------
      Person With  (10) Share Dispositive Power   510,200(1) - See Responses to
                                                  Items 5 and 6
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      510,200-See Responses to Items 5 and 6

--------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11)        6.6%

--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

      (1) Solely in his capacity as general partner of Barlow Partners, L.P. On the basis of certain provisions of the Agreement of Limited Partnership of Barlow Partners, L.P. (the "Partnership Agreement"), Mr. Murnane may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners. Additionally, the voting and dispositive power with respect to the Common Stock may, under certain circumstances, be deemed to be shared with the limited partners of Barlow Partners as described in Item 6 hereof.

CUSIP No. 124868100               SCHEDULE 13D                Page 4 of 12 Pages

--------------------------------------------------------------------------------
  1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons
      Alexius A. Dyer III


--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)          Not Applicable

--------------------------------------------------------------------------------
  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------
      Number of    (7)  Sole Voting Power        -0-
      Shares Bene- (8)  Shared Voting Power       20,000(1) - See Responses to
      ficially                                    Items 5 and 6
      Owned by     (9)  Sole Dispositive Power          -0-
      Each         (10) Shared Dispositive Power  20,000(1) - See Responses to
      Reporting                                   Items 5 and 6
      Person With

--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      20,000-See Responses to Items 5 and 6

--------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11)        .26%

--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

      (1) Solely in his capacity as a limited partner of Barlow Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Mr. Dyer may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners that are attributable to such limited partnership interest.

CUSIP No. 124868100               SCHEDULE 13D                Page 5 of 12 Pages

--------------------------------------------------------------------------------
  1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons
      Jonathan G. Ornstein


--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)          Not Applicable

--------------------------------------------------------------------------------
  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                           [X]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------
                   (7)  Sole Voting Power        -0-
      Number of    -------------------------------------------------------------
      Shares Bene- (8)  Shared Voting Power       370,200(1) - See Responses to
      ficially                                    Items 5 and 6
      Owned by     -------------------------------------------------------------
      Each         (9)  Sole Dispositive Power          -0-
      Reporting    -------------------------------------------------------------
      Person With  (10) Shared Dispositive Power  370,200(1) - See Responses to
                                                  Items 5 and 6
--------------------------------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person-370,200-See Responses to Items 5 and 6

--------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11)        4.78%

--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

      (1) Solely in his capacity as a limited partner of Barlow Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Mr. Ornstein may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners that are attributable to such limited partnership interest.

CUSIP No. 124868100               SCHEDULE 13D                Page 6 of 12 Pages

--------------------------------------------------------------------------------
  1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons
      James E. Swigart


--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)          Not Applicable

--------------------------------------------------------------------------------
  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------
                   (7)  Sole Voting Power        -0-
      Number of    -------------------------------------------------------------
      Shares Bene- (8)  Shared Voting Power       100,000(1) - See Responses to
      ficially                                    Items 5 and 6
      Owned by     -------------------------------------------------------------
      Each         (9)  Sole Dispositive Power          -0-
      Reporting    -------------------------------------------------------------
      Person With  (10) Shared Dispositive Power  100,000(1) - See Responses to
                                                  Items 5 and 6
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      100,000-See Responses to Items 5 and 6

--------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11)        1.29%

--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

      (1) Solely in his capacity as a limited partner of Barlow Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Mr. Swigart may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners that are attributable to such limited partnership interest.

CUSIP No. 124868100               SCHEDULE 13D                Page 7 of 12 Pages


ITEM 1.  SECURITY AND ISSUER

       This statement on Schedule 13D ("Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CCAIR, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4700 Yorkmont Road, Second Floor, Charlotte, North Carolina 28208.

ITEM 2. IDENTITY AND BACKGROUND

       (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on behalf of Barlow Partners, L.P., a Texas limited partnership ("Barlow Partners"), George Murnane III ("Murnane"), Jonathan G. Ornstein ("Ornstein"), Alexius A. Dyer III ("Dyer") and James E. Swigart ("Swigart"). Barlow Partners, Murnane, Ornstein, Dyer and Swigart are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          As a result of the Agreement of Limited Partnership of Barlow Partners, L.P. (the "Partnership Agreement"), which is further described in
Item 6 hereof, the limited partners in Barlow Partners may be deemed to share voting and dispositive power with the general partner of Barlow Partners over
shares of the Common Stock beneficially owned by Barlow Partners.   Except to
the extent reported herein, each Reporting Person disclaims beneficial ownership of any shares that may be deemed to be owned by a limited or general partner in Barlow Partners.

       (b)-(c)

       BARLOW PARTNERS, L.P.

       Barlow Partners is a Texas limited partnership the principal business of which is to acquire, hold, trade, invest in and deal with securities of the Issuer. The principal business address of Barlow Partners, which also serves as its principal office, is 65 East 96th Street, Apt. 14A, New York, New York 10128. The sole general partner of Barlow Partners is George Murnane III. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to George Murnane III is set forth below.

       MURNANE

       George Murnane III, the sole general partner of Barlow Partners, is a citizen of the United States of America and his principal business address is 65 East 96th Street, Apt. 14A, New York, New York 10128.

CUSIP No. 124868100               SCHEDULE 13D                Page 8 of 12 Pages


       DYER

       Alexius A. Dyer III is a citizen of the United States of America and his principal business address is 481 Manor Ridge Drive, Atlanta, Georgia 30305.

       ORNSTEIN

       Jonathan G. Ornstein is a citizen of the United States of America and his principal business address is 7400 Gainey Club Drive, Unit 140, Scottsdale, Arizona 85258.

       SWIGART

       James E. Swigart is a citizen of the United States of America and his principal business address is rue de Percke, 127, 1180 Brussels, Belgium.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Jonathan G. Ornstein was the subject of censures entered by the National Association of Securities Dealers, Inc. and the American Stock Exchange, Inc. on January 28, 1991 and December 16, 1992, respectively, in connection with certain self-regulatory proceedings by such organizations pursuant to which Mr. Ornstein was assessed fines aggregating $30,000 and was required to refrain from engaging in the securities brokerage business through the period ended December 16, 1994. Mr. Ornstein is not currently employed in the securities brokerage business. Except as set forth in this Item 2, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source and amount of the funds used by the Reporting Persons to purchase shares of the Common Stock are as follows:

CUSIP No. 124868100               SCHEDULE 13D                Page 9 of 12 Pages


Reporting Person            Source of Funds              Amount of Funds
----------------            ---------------              ---------------
Barlow Partners, L.P.       Other (1)                    $956,625 (2)

George Murnane III          Not Applicable               Not Applicable

Alexius A. Dyer III         Not Applicable               Not Applicable

Jonathan G. Ornstein        Not Applicable               Not Applicable

James E. Swigart            Not Applicable               Not Applicable

(1)    Contributions from partners.

(2) Based on the closing price of the Common Stock on December 19, 1996. See Item 5(c) herein.

ITEM 4.  PURPOSE OF TRANSACTION

       The Reporting Persons acquired and continue to hold the shares of the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem relevant to its investment decision, such Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions. Depending on these same factors, and subject to the Partnership Agreement described in Item 6 herein, each Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       The Issuer has advised the Reporting Persons that it intends to offer the Reporting Persons a seat on the Issuer's Board of Directors.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       At November 8, 1996, the Issuer had 7,740,695 shares of Common Stock outstanding.

       (a)

       BARLOW PARTNERS

       The aggregate number of shares of the Common Stock that Barlow Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 510,200, which constitutes approximately 6.6% of the 7,740,695 shares of such stock outstanding as of November 8, 1996.

CUSIP No. 124868100               SCHEDULE 13D               Page 10 of 12 Pages


       MURNANE

       Because of his position as the general partner of Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Murnane may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 510,200 shares of the Common Stock, which constitutes approximately 6.6% of the 7,740,695 shares of such stock outstanding as of November 8, 1996.

       DYER

       Because of his position as a limited partner of Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Dyer may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 20,000 shares of the Common Stock, which constitutes approximately .26% of the 7,740,695 shares of such stock outstanding as of November 8, 1996.

       ORNSTEIN

       Because of his position as a limited partner of Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Ornstein may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 370,200 shares of the Common Stock, which constitutes approximately 4.78% of the 7,740,695 shares of such stock outstanding as of November 8, 1996.

       SWIGART

       Because of his position as a limited partner of Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Swigart may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 100,000 shares of the Common Stock, which constitutes approximately 1.29% of the 7,740,695 shares of such stock outstanding as of November 8, 1996.

       To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Common Stock.

       (b)

       BARLOW PARTNERS

       Barlow Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 510,200 shares of Common Stock. Additionally, the voting and dispositive power with respect to the shares of Common Stock held by Barlow Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited and general partners of Barlow Partners as further described in Item 6 hereof.

       MURNANE

       In his capacity as the general partner of Barlow Partners, Murnane has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 510,200 shares of the Common Stock.

CUSIP No. 124868100               SCHEDULE 13D               Page 11 of 12 Pages



       DYER

       Because of his ownership of a limited partnership interest in Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Dyer may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 20,000 shares of Common Stock beneficially owned by Barlow Partners attributable to his limited partnership interest in Barlow Partners.

       ORNSTEIN

       Because of his ownership of a limited partnership interest in Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Ornstein may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 370,200 shares of Common Stock beneficially owned by Barlow Partners attributable to his limited partnership interest in Barlow Partners.

       SWIGART

       Because of his ownership of a limited partnership interest in Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Swigart may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of Common Stock beneficially owned by Barlow Partners attributable to his limited partnership interest in Barlow Partners.

       (c) The Reporting Persons made open market purchases of the 510,200 shares of Common Stock covered by this Statement beginning on August 26, 1996 and ending on December 18, 1996 at prices ranging from $1.5625 to $1.8125 per share.

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock in the past 60 days.

       (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common stock owned by them.

       (e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       The following description of the Agreement of Limited Partnership of Barlow Partners, L.P. (the "Partnership Agreement"), does not purport to be complete and is qualified in its entirety by reference to such Partnership Agreement, which is being filed as an exhibit to this Statement. The Partnership Agreement contains certain provisions, among other things, regarding the right of partners to vote with respect to the disposition of assets of the partnership. Pursuant to the Partnership Agreement, the disposition of the Common Stock by the Partnership requires

CUSIP No. 124868100               SCHEDULE 13D               Page 12 of 12 Pages


the consent of all of the partners of the Partnership. The Partnership Agreement is filed herewith as Exhibit 99.2 and reference hereby is made to such document.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 24.1 Power of Attorney granting authority to sign on behalf of the persons filing this Schedule 13D, filed herewith.

Exhibit 99.1  Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2 Agreement of Limited Partnership of Barlow Partners, L. P., filed herewith.

                                   SIGNATURES
       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                      BARLOW PARTNERS, L.P.


                                         /s/ George Murnane III
                                      ------------------------------------------
                                      By:George Murnane III
                                         General Partner


                                         /s/ George Murnane III
                                      ------------------------------------------
                                      George Murnane III


                                         /s/ George Murnane III
                                      ------------------------------------------
                                      George Murnane III
                                      Attorney-in-Fact for each of:
                                      Alexius A. Dyer III (1)
                                      Jonathan G. Ornstein (1)
                                      James E. Swigart (1)


(1) A Power of Attorney authorizing George Murnane III to act on behalf of Alexius A. Dyer III, Jonathan G. Ornstein and James E. Swigart is attached hereto as Exhibit 24.1.

                                EXHIBIT INDEX

Exhibit 24.1 Power of Attorney granting authority to sign on behalf of the persons filing this Schedule 13D, filed herewith.

Exhibit 99.1  Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2 Agreement of Limited Partnership of Barlow Partners, L. P., filed herewith.